FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

ATS Corporation (the "**Company**" or "**ATS**")
730 Fountain Street North
Cambridge, Ontario N3H 4R7

Item 2   **Date of Material Change**

July 7, 2025

Item 3   **News Release**

A news release relating to the material change described below was disseminated on July 7, 2025, through Canada NewsWire. The news release was subsequently filed on the System for Electronic Data Analysis and Retrieval+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Item 4 **Summary of Material Change**

On July 7, 2025, the Company announced an upcoming change to its executive team with Andrew Hider stepping down from his role as Chief Executive Officer of the Company and from its Board of Directors (the "**Board**").

Item 5 **Full Description of Material Change**

On July 7, 2025, the Company announced that Mr. Hider would be stepping down from his role as Chief Executive Officer of the Company and from its Board to pursue a new leadership opportunity outside the automation industry. The effective date for Mr. Hider's departure from the Company is expected to be by the end of August on a date to be determined by the Board. As a result of the foregoing, Mr. Hider will be withdrawing his candidacy for election to the Board at the Company's upcoming Annual General Meeting being held on August 7, 2025.

Ryan McLeod, the Chief Financial Officer of the Company, will assume the role of interim CEO upon Mr. Hider's departure while the Board conducts a thorough search for a permanent replacement, consistent with the Company's succession planning process.

Item 6 **Reliance on subsection 7.1(2) of National Instrument 51-102**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Executive Officer**

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Gordon Raman
Chief Legal Officer
(519) 653-6500

Item 9 Date of Report

July 8, 2025